Exhibit 99
STANDARDS ON DIRECTOR INDEPENDENCE
As stated in The Bombay Company’s Statement of Corporate Governance Practices, it is the policy of the Board of Directors that a substantial majority of Directors shall be independent of management. An independent Director is one who is free of any material relationship with the Company of its management. Each Director’s independence status shall be disclosed annually in the proxy statement for the Annual Meeting of Shareholders.
The Board of Directors shall determine whether a Director is independent each year after reviewing pertinent facts and circumstances and taking into consideration all applicable laws, regulations and stock exchange listing requirements. In making its determination of independence, the Board of Directors shall also apply the following standards:
•	A Director who is an employee, or whose immediate family member is an executive officer, of the Company may not be deemed independent until three years after the end of such employment relationship.
•	A Director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than Director and Committee fees and deferred compensation for prior service, may not be deemed independent until three years after he or she ceases to receive more than $100,000 per year in compensation. (Compensation received by an immediate family member for service as a non-executive officer or employee of the Company will not be considered in determining independence under this test.)
•	A Director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company may not be deemed independent until three years after the end of the affiliation or the employment or auditing relationship.
•	A Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s current executive officers serve on that company’s compensation committee may not be deemed independent until three years after the end of such service or the employment relationship.
•	A Director who is an executive officer or employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues, may not be deemed independent until three years after falling below that threshold.
•	A Director who provides professional services (including, but not limited to, accounting, consulting, legal, investment banking or financial advisory services) to the Company within the preceding twelve-month period may not be deemed independent.

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•	A Director who, at the time of the independence determination, serves as an officer, director or trustee of a charitable organization, and the Company’s discretionary charitable contributions to the organization are more than 1% of that organization’s total annual charitable receipts during its last completed fiscal year.
For purposes of these standards, the terms:
•	“Company” means The Bombay Company, Inc. and any of its consolidated subsidiaries; and
•	“immediate family member” means a person’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than employees) sharing a person’s home, but excluding any person who is no longer an immediate family member as a result of legal separation or divorce, or death or incapacitation.
To help maintain the independence of the Board, all Directors are required to deal at arm’s length with the Company and to disclose circumstances material to the Director that might be perceived as a conflict of interest. In the event that a change in circumstance affects an independent Director’s continuing independence, that Director shall offer to submit his or her resignation to the Chairperson of the Governance Committee. The Governance Committee shall determine whether to accept or reject such offer.
NYSE Standards for Director Independence
Under current NYSE rules, a director of the Company only qualifies as “independent” if the Board of Directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The Board of Directors has established guidelines to assist it in determining whether a director has a material relationship with the Company. Under these guidelines, a director is not considered to have a material relationship with the Company if he or she is independent under Section 303A.02(b) of the NYSE Listed Company Manual and he or she:
•	is an executive officer or an employee, or has an immediate family member who is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services, unless the amount of such payments or receipts, in any of the three fiscal years preceding the determination, exceeded the greater of $1 million, or two percent (2%) of such other company’s consolidated gross revenues;
•	is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, unless the total amount of either company’s indebtedness to the other is more than five percent (5%) of the total consolidated assets of the company for which he or she serves as an executive officer;

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•	is a director of another company that does business with the Company, provided that he or she owns less than five percent (5%) of the outstanding capital stock of the other company and recuses himself or herself from any deliberations of the Company with respect to such other company; or
•	serves as an executive officer of a charitable organization, unless the Company’s charitable contributions to the organization, in any of the three fiscal years preceding the determination, exceeded the greater of $1 million, or two percent (2%) of such charitable organization’s consolidated gross revenues.
Ownership of a significant amount of the Company’s stock, by itself, does not constitute a material relationship.
For relationships not covered by the guidelines set forth above, the determination of whether a material relationship exists is made by the other members of the Board of Directors who are independent (as defined above).